September 16, 2024

Leslie Yu
Chief Executive Officer
Quhuo Ltd
3F, Building A, Xin   anmen
No. 1 South Bank, Huihe South Street
Chaoyang District, Beijing
The People   s Republic of China

       Re: Quhuo Ltd
           Registration Statement on Form F-3
           Filed September 6, 2024
           File No. 333-281997
Dear Leslie Yu:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Wei Wang